Exhibit 99.59

PRESS RELEASE

For immediate release

NOUVEAU MONDE APPOINTS DAVID TORRALBO CHIEF LEGAL OFFICER

AND CORPORATE SECRETARY

+	Mr. Torralbo brings over 20 years of relevant legal and corporate governance experience including serving as Chief Legal Officer for eight years of Atrium Innovations Inc. and eight years with the corporate group at Davies, Ward, Phillips & Vineberg LLP.

MONTRÉAL, CANADA, January 6, 2020 – Nouveau Monde Graphite (“Nouveau Monde” or “the Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is announcing the nomination of David Torralbo to the position of Chief Legal Officer and Corporate Secretary of the Company.

Arne H. Frandsen, Chairman of the Nouveau Monde board commented: “On behalf of the board, I am delighted to welcome Mr. Torralbo to the leadership team. We are proud that Nouveau Monde has secured the service of such high-profile executive.”

Eric Desaulniers, the Company’s President and CEO, stated: “The addition of Mr. Torralbo will further strengthen our executive team as Nouveau Monde is entering in a phase of growth where his legal expertise in M&A and advising issuers listed on major exchanges will be particularly valued. The whole team and myself are looking forward to working with him.”

David Torralbo Biography

Mr. Torralbo is a seasoned legal executive, specialized in corporate and securities law, public and private M&A, litigation and risk management and corporate governance. Prior to joining Nouveau Monde, Mr. Torralbo was the Chief Legal Officer and a member of the executive committee of Atrium Innovations Inc., a leader in the development, manufacturing and commercialization of science-based nutritional health products. Headquartered in Québec, Atrium was listed on the TSX until its sale to a group comprised of a company backed by the Permira funds, the Fonds de solidarité FTQ and the Caisse de dépôt et placement du Québec, by way of a going private transaction valued at over C$1.1 billion in 2014, and the subsequently sold to Nestlé S.A. in 2018 for US$2.3 billion in cash.

Prior to Atrium, Mr. Torralbo was a partner in the corporate group at Davies, Ward, Phillips & Vineberg, where his practice focused on corporate, M&A and securities matters. While at Davies, Mr. Torralbo regularly acted for a leading private equity fund involved in the natural resources sector. Earlier in his career, Mr. Torralbo was an associate in the London, UK office of Clifford Chance and a member of its debt and capital markets team.

Mr. Torralbo earned his bachelor of civil law (LL.L) and common law (LL.B) at the University of Ottawa and has a bachelor of commerce (B.Com) from McGill University.

A total of 1,000,000 options at 1.29$ valid for five years were issued to an officer of the Company. These options are vesting half immediately and half in 12 months and are issued in accordance with the Company’s stock option plan.

About Nouveau Monde

Nouveau Monde will be a key operator in the sustainable energy revolution. The Company is developing the only fully-integrated source of green battery anode material in the Western World. Targeting full-scale commercial operations by early 2023, the Company will provide advanced carbon-neutral graphite-based material solutions to the growing lithium-ion and fuel cell markets. With low-cost operations and the highest of ESG standards, Nouveau Monde will become a strategic supplier to the World’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications Nouveau Monde +1-450-757-8905 #140 jpaquet@nouveaumonde.ca	Director, Investor Relations Nouveau Monde +1-438-399-8665 clalli@nouveaumonde.ca

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the foregoing on project economics, and (ii) generally, or the “About Nouveau Monde” paragraph which essentially describe the Corporation’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca